

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Daniel Coyne
Chief Executive Officer
Environmental Impact Acquisition Corp
535 Madison Avenue
New York, NY 10022

> **Re: Environmental Impact Acquisition Corp**
> **Amendment No. 2 to Registration Statement of Form S-4**
> **Filed December 6, 2021**
> **File No. 333-259375**

Dear Mr. Coyne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

Amendment No. 2 to Form S-4

Interests of ENVI Directors and Officers in the Business Combination, page 15

1. We note the revisions you made in response to prior comment 4. We again reissue comment requesting that you specifically address the following:

    - Further revise your disclosure in the third, fourth, and fifth bullets on pages 15 and 78-79 to more specifically discuss in quantitative terms how economic incentives could result in substantial misalignment of interests between the Initial Stockholders and public investors. Disclose that securities currently owned by the Initial Stockholders (i.e., founder ENVI Class B Common Stock and Insider Warrants) will have a significantly higher value at the time of the Business Combination, and disclose the estimated aggregate dollar value that such securities may be worth if the Business Combination occurs to demonstrate the potential profit, including any assumptions underpinning the estimate. Disclose that as the result of disparate outcomes dependent on the consummation of the Business Combination, the Sponsor may therefore be economically incentivized to recommend a business combination with a riskier, weaker-performing or less-established target business than would be the case if the Sponsor had paid the same per share price for the founder shares as the public shareholders paid for the public ENVI Units.

- Revise your disclosure to specifically state whether, as of the date of this proxy statement/prospectus, the Sponsor, or any officer or director, has loaned any money to ENVI or incurred any fees or out-of-pocket expenses on behalf of ENVI for which such party will be seeking reimbursement. If there are no outstanding amounts for which such parties are awaiting reimbursement, please affirmatively state as such in your disclosure.

Background to the Business Combination, page 123

2. We note your response to prior comment 5, in which you state that the current disclosure on page 126 fully addresses the extent to which the ENVI Board considered GreenLight's April 19, 2021 comments on the draft LOI term sheet with respect to the GreenLight equity valuation. Please disclose whether, and if so how, ENVI's Board considered any material factors or conditions with respect to GreenLight's comments regarding any other material terms of the transaction structure (e.g., lock-up period, minimum cash condition, etc.) prior to accepting them. In this regard, we note that you disclose that on April 20, 2021, ENVI management updated its Board on the status of the negotiations and sent Green Light a revised draft of the LOI that "generally incorporated the proposed modifications from GreenLight from April 19, 2021" without providing further context or explanation for the reason(s) why, if any, the GreenLight comments were accepted. Additionally, it appears from your disclosure that even after the revised LOI was sent, between April 20, 2021 and April 21, 2021, certain enumerated "principal terms" continued to be negotiated. As such, please revise your disclosure to describe these negotiations and the basis for the outcome of such negotiations in more detail, identifying material proposals and counter offers. In doing so, specifically state which party proposed a term and which party proposed each counterproposal, identifying the source of each. The disclosure should provide investors with an understanding of how, when, and why the material terms of your proposed transaction evolved.

Certain Company Projected Financial Information, page 143

3. We reviewed revisions made to page 147 in response to the first prong of prior comment 7, which we reissue in part. We note that certain transactions which GreenLight benchmarked its revenue projections against through 2023 are now disclosed. Please further revise the disclosure in this section to elaborate on the basis for the

selection of such benchmarks. To that end, please disclose: (1) The criteria by which GreenLight determined to benchmark its human health financial projections against the specified transactions, including the reasons why it was determined that such transactions involved companies comparable to GreenLight, if any; (2) Briefly describe the basis for the assessment, if any, that the preclinical-stage assets/programs involved in the identified transactions were similar to GreenLight's COVID-19 and influenza vaccine programs.

4. Please also revise your disclosure regarding the benchmark transactions to provide a brief description of the nature and key terms of each transaction, including any material context an investor will need to understand the basis for the comparison of such transactions to GreenLight's intended partnership agreements and assumed agreement terms. By way of example and not limitation, on page 148 you state that the "2021 Everest-Providence pre-clinical Asia COVID-19 transaction" was a benchmark for 2023 financial projections assuming a GreenLight COVID vaccine partnership agreement in China without any description of the transaction. You also mention the "2018 Pfizer-BioNTech agreement for worldwide rights to a research-stage program" was a benchmark for 2023 financial projections assuming a GreenLight influenza vaccine partnership without describing the nature of the benchmark program or how it is comparable to GreenLight's influenza vaccine program.

5. We note that disclosure in this section states--and has stated since your initial filing--that the GreenLight Forecasts presented in this section were considered by the ENVI Board in its evaluation of the Business Combination. In light of that disclosure, and to confirm that this section discloses all material projections provided to and considered by the ENVI Board, please advise why you removed disclosure from page 148 of Amendment No. 2 that previously addressed:
   • GreenLight's projections of expected revenue of $730 million, and the assumed bases therefor, from human health programs in 2025. In this regard, we note that the table on page 146 includes projected 2025 revenue of $849 million that would appear to include human health revenue expectations. and that the disclosure immediately proceeding the table states GreenLight management provided such projections to ENVI as part of ENVI's due diligence process.
   • GreenLight's projections of expected revenues from both plant and human health programs in 2026 and 2027. With regard to 2026 projections, we note that disclosure regarding the ENVI Board's reasons for the business combination makes reference to "seven projected product launches and multiple clinical milestones expected through 2026" in the final bullet on page 131. Such reference seemingly implies that the ENVI Board may have received and considered material financial projections through at least 2026 in approving the Business Combination.

6. Refer to the third bullet in prior comment 7, which we reissue. In connection with the projected financial information that was provided to the ENVI Board, revise to state in an appropriate place how, if at all, the Board considered and relied upon the GreenLight

forecasts, particularly in light of the length of the projections, GreenLight's current status as a development stage company with no approved products, and GreenLight's plans to develop its COVID-19 vaccine program in a dynamic market. If not considered by the Board, include a negative statement to that effect.

Our manufacturing for human health (mRNA), page 247

7.   We note your reference to the Samsung Agreements on page 247. Please revise to disclose the duration provisions of such agreements.

Varroa mites, page 256

8.   In your pipeline disclosure regarding your Varroa mite program, your product candidate is described as a "bee-health asset" that is intended to target the Varroa mite to "protect bees, beekeepers, and pollination-dependent crops." We note disclosure on page 256 stating that GreenLight has been field testing its Varroa mite product candidate, and that "to date, these tests demonstrate a measurable improvement in hive health." Please revise to provide the basis for this statement, and describe the nature of and quantify the "measurable improvement." In this regard, we note statements in your risk factor disclosure on pages 57-58 indicating that the honeybee ecosystem is complex, and that "a multitude of stressors can contribute to declines in honeybee health, making it difficult to determine whether or the degree to which [the Varroa mite product] benefits honeybees and, by implication, beekeepers."

9.   We reviewed revisions made to the disclosure in this section in response to prior comment 16, which we reissue in part. Given that the Varroa mite candidate is intended as a "bee-health asset," briefly revise the pipeline disclosure regarding this program to address the adverse mortality effects on honeybee populations you have observed in high-dose field trials and discuss any material impact you expect such adverse effects may have on further product development or approval. Please also revise to provide a cross-reference to the relevant risk factor disclosures on this subject.

Financial Statements for Environmental Impact Acquisition Corporation
Note 2. Restatement of Previously Issued Financial Statements, page F-9

10.   We note that you indicate in your Form 8-K filed on November 24, 2020 and here, that on November 23, 2021, the audit committee of the board of directors concluded that the Company's audited balance sheet as of January 19, 2021 filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2021, should no longer be relied upon due to the reclassification of all of the Company's Class A common stock as temporary equity. Please tell us where you have filed the audited balance sheet to reflect the restatement and to provide a new audit opinion.

11.   Please revise the disclosures in this note to clarify that in connection with the preparation of the September 30, 2021 financial statements, the Company originally concluded that

the financial statements should be revised, but upon further consideration determined that the change was material and needed to be treated as a restatement.

Exhibits

12.   We note your disclosure in the exhibit index key that "certain confidential portions" have been omitted from various exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.

You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent Epstein